SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                         -------------------------
                                SCHEDULE 13D
                               (RULE 13D-101)
                             (AMENDMENT NO. 1)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                     BROOKDALE LIVING COMMUNITIES, INC.
                    ------------------------------------
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                  ----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                112462 10 6
                               -------------
                               (CUSIP NUMBER)

                             Randal A. Nardone
           Vice President, Chief Operating Officer and Secretary
                    Fortress Registered Investment Trust
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
          --------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:
                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

          --------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.


---------------------                                    ----------------------
CUSIP NO. 112462-10-6                     13D            PAGE 2 OF 16 PAGES
---------------------                                    ----------------------

-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS REGISTERED INVESTMENT TRUST
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC/AF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER            - 0 -
      SHARES             ------------------------------------------------------
   BENEFICIALLY          8       SHARED VOTING POWER          - 0 -
     OWNED BY            ------------------------------------------------------
       EACH              9       SOLE DISPOSITIVE POWER       - 0 -
     REPORTING           ------------------------------------------------------
    PERSON WITH          10      SHARED DISPOSITIVE POWER     - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|
         NOT APPLICABLE
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------


---------------------                                    ----------------------
CUSIP NO. 112462-10-6              13D                   PAGE 3 OF 16 PAGES
---------------------                                    ----------------------


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS INVESTMENT FUND LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER                   - 0 -
      SHARES             ------------------------------------------------------
   BENEFICIALLY          8       SHARED VOTING POWER                 - 0 -
     OWNED BY            ------------------------------------------------------
       EACH              9       SOLE DISPOSITIVE POWER              - 0 -
     REPORTING           ------------------------------------------------------
    PERSON WITH          10      SHARED DISPOSITIVE POWER            - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       |_|
         NOT APPLICABLE
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------



---------------------                                    ----------------------
CUSIP NO. 112462-10-6              13D                   PAGE 4 OF 16 PAGES
---------------------                                    ----------------------


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS FUND MM LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                         |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER                   - 0 -
      SHARES             ------------------------------------------------------
   BENEFICIALLY          8       SHARED VOTING POWER                 - 0 -
     OWNED BY            ------------------------------------------------------
       EACH              9       SOLE DISPOSITIVE POWER              - 0 -
     REPORTING           ------------------------------------------------------
    PERSON WITH          10      SHARED DISPOSITIVE POWER            - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        |_|
         NOT APPLICABLE
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------



---------------------                                    ----------------------
CUSIP NO. 112462-10-6              13D                   PAGE 5 OF 16 PAGES
---------------------                                    ----------------------


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS INVESTMENT GROUP LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER                   - 0 -
      SHARES             ------------------------------------------------------
   BENEFICIALLY          8       SHARED VOTING POWER                 - 0 -
     OWNED BY            ------------------------------------------------------
       EACH              9       SOLE DISPOSITIVE POWER              - 0 -
     REPORTING           ------------------------------------------------------
    PERSON WITH          10      SHARED DISPOSITIVE POWER            - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|
         NOT APPLICABLE
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------



---------------------                                    ----------------------
CUSIP NO. 112462-10-6              13D                   PAGE 6 OF 16 PAGES
---------------------                                    ----------------------


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS INVESTMENT HOLDINGS LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                      |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER             - 0 -
      SHARES             ------------------------------------------------------
   BENEFICIALLY          8       SHARED VOTING POWER           - 0 -
     OWNED BY            ------------------------------------------------------
       EACH              9       SOLE DISPOSITIVE POWER        - 0 -
     REPORTING           ------------------------------------------------------
    PERSON WITH          10      SHARED DISPOSITIVE POWER      - 0 -
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          |_|
         NOT APPLICABLE
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------



         This Amendment No. 1 ( "Amendment") to the Statement on Schedule 13D dated May 19, 2000 (the "Schedule 13D") filed jointly by Fortress Registered Investment Trust, a Delaware business trust ("FRIT"), Fortress Investment Fund LLC, a Delaware limited liability company ("FIF"), Fortress Fund MM LLC, a Delaware limited liability company ("FFMM"), Fortress Investment Group LLC, a Delaware limited liability company ("FIG"), and Fortress Investment Holdings LLC, a Delaware limited liability company ("FIH"; together with FRIT, FIF, FFMM, and FIG, collectively, the "Reporting Persons"; individually, a "Reporting Person"). This statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Issuer"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 4.

         Item 4 is hereby amended and supplemented to add the following:

         See response to Item 6.

ITEM 5.

         Item 5 (e) is hereby amended and supplemented to add the following:

         As of July 26, 2000, the Reporting Persons ceased to be the beneficial owners of any shares of the Issuer.

ITEM 6.

         Item 6 is hereby amended and supplemented to add the following:

                  On July 26, 2000, Health Partners and Capital Z Ltd.
("Capital Z") executed a binding contribution agreement (the "Contribution Agreement") pursuant to which Health Partners agreed to contribute the Company's $100,000,000 aggregate principal amount of 5 1/2% Convertible Subordinated
Notes (collectively, the "Convertible Note") to Fortress Brookdale
Acquisition LLC ("Purchaser") in exchange for 40.7% of the membership interests in Purchaser. Pursuant to the Contribution Agreement the Convertible Note will be contributed to Purchaser on the date immediately following the expiration or earlier termination of the Offer (as defined herein). On July 26, 2000, Purchaser entered into an Agreement and Plan of Merger, dated as of July 26, 2000, by and among Fortress Registered
Investment Trust, Purchaser, FBZ Acquisition Corp. and the Company (the
"Merger Agreement") which contemplated an offer to purchase for cash the outstanding shares of the Company's Common Stock (not already owned by Purchaser) at $15.25 per share (the "Offer"). As of August 1, 2000,
Purchaser commenced the Offer which is currently scheduled to expire
September 5, 2000. As described in Purchaser's Amended and Restated Limited Liability Company Agreement, dated as of July 26, 2000, by and between the Fortress, Purchaser, Health Partners and Capital Z (the "LLC Agreement"), the parties thereto have agreed Purchaser will operate as a separate, stand-alone entity with independent governance provisions, and will not take any significant action, including any with respect to the conduct of the Offer and any other transactions contemplated by the Merger Agreement, without the approval of two-thirds of Purchaser's Operating Committee (as defined in the LLC Agreement). The Operating Committee members in accordance with customary fiduciary duty precepts direct the affairs of Purchaser for the benefit of equity holders taken as a whole rather than for the benefit of any particular equity holder. Purchaser will make all investment and voting decisions with respect to the securities of the Company.

                  Accordingly, as of July 26, 2000, the Reporting Persons ceased to be the beneficial owners of any shares of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.4 Amended and Restated Limited Liability Company Agreement of Purchaser, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and
         Health Partners.

1.5 Contribution Agreement, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.


                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 29, 2000


                           FORTRESS REGISTERED INVESTMENT TRUST


                           By: /s/ Randal A. Nardone
                               ------------------------------------------------
                               Randal A. Nardone
                               as Vice President, Chief Operating Officer and
                                 Secretary



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 29, 2000


                           FORTRESS INVESTMENT FUND LLC


                           By: /s/ Randal A. Nardone
                               -----------------------------------------------
                                 Randal A. Nardone
                                 as Chief Operating Officer and Secretary of
                                 Fortress Fund MM LLC, managing member of
                                 Fortress Investment Fund LLC




                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 29, 2000


                                FORTRESS FUND MM LLC


                           By: /s/ Randal A. Nardone
                               -----------------------------------------------
                                 Randal A. Nardone
                                 as Chief Operating Officer and Secretary



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 29, 2000


                              FORTRESS INVESTMENT GROUP LLC


                           By: /s/ Randal A. Nardone
                               -----------------------------------------------
                                  Randal A. Nardone
                                  as Chief Operating Officer




                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 29, 2000

                              FORTRESS INVESTMENT HOLDINGS LLC


                           By: /s/ Randal A. Nardone
                               -----------------------------------------------
                                  Randal A. Nardone
                                  as Manager